

Darcy Burner · 3rd

Executive well-versed in strategy, marketing, sales, technology, government, politics, and non-profits.

Redmond, Washington, United States · Contact info

500+ connections

Forbes Business Council

Harvard University

Experience

Official Member
Forbes Business Council
May 2021 – Present · 9 mos

CEO & Cofounder
Buttonsmith Inc · Full-time
Mar 2015 – Present · 6 yrs 11 mos
Carnation, Washington

Co-founded US manufacturing company. Bootstrapped to more than $5 million/year in revenue, selling direct to customer (B2C) via website, Amazon.com, and other e-commerce channels. Developed streamlined lean manufacturing techniques to enable single piece flow manufacturing of customized products. Oversaw software development for proprie ...see more

Board member
Center for International Policy
2011 – Jan 2019 · 8 yrs

Serve on the board of the non-profit Center for International Policy, a DC think-tank with leading analysis on many of the most critical issues we face, including national security, fiscal policy, immigration, and climate change.

CEO
TerraHeating SPC · Full-time
Nov 2012 – Mar 2015 · 2 yrs 5 mos
Redmond, WA

Built innovative clean tech business model demonstrating how to dramatically decrease carbon emissions in ways that are cash flow positive for homeowners and extremely profitable for business. Pro forma financials described by member of the Northwest Energy Angels due diligence team as "the best they'd ever seen."

Chief Operating Officer & Chief Creative Officer
Buttonsmith Inc. · Full-time
Mar 2014 – Feb 2015 · 1 yr
Redmond, WA

Ran marketing, sales, product management, supply chain management, financial management, and equipment acquisition and repair operations for startup manufacturing and e-commerce company.

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Education

Harvard University
Bachelor of Arts - BA, Computer Science with a special field of economics
1989 – 1996
Activities and Societies: HRSFA

Western Governors University
Master of Business Administration (MBA), Business Administration and Management, General
2015 – 2017

Earned the highest team score for Capsim business simulation in the world in 2017 by reverse engineering the underlying simulation algorithms and playing accordingly.

University of Washington School of Law
Law
2004 – 2005

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Licenses & certifications

The Essential Elements of Predictive Analytics and Data Mining

LinkedIn
Issued Oct 2019 · No Expiration Date

Data Science Foundations: Fundamentals
LinkedIn
Issued Sep 2019 · No Expiration Date

Learning Data Analytics
LinkedIn
Issued Sep 2019 · No Expiration Date

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